SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                  SCHEDULE 13G


                               FAMOUS FIXINS, INC.
                   -----------------------------------------
                               (Name of Issuer)



                          COMMON STOCK, PAR VALUE $.001
                   -----------------------------------------
                        (Title of Class of Securities)



                                   307071100
                   -----------------------------------------
                     (CUSIP Number of Class of Securities)

CUSIP NO. 307071100                SCHEDULE 13G        PAGE 2 OF 9 PAGES

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jason Bauer
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (B)   [   ]
          Not applicable
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,409,747
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,409,747
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,409,747
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,409,747
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,819,494
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          41.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

CUSIP NO. 307071100                SCHEDULE 13G        PAGE 3 OF 9 PAGES

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Peter Zorich
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (B)   [   ]
          Not applicable
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    2,409,747
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,409,747
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,409,747
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,409,747
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,819,494
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          41.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER.

           This Schedule 13G relates to Famous Fixins, Inc., a New York corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           The Company's principal executive offices are located at 250 West 57th Street, Suite 1112, New York, NY 10107.

ITEM 2(a).  NAME OF PERSON FILING.

           This Schedule 13G relates to each of the following persons:

           -   Jason Bauer
           -   Peter Zorich

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

           The business address of the reporting persons is 250 West 57th Street, Suite 1112, New York, NY 10107.

ITEM 2(c).  CITIZENSHIP.

           Jason Bauer and Peter Zorich are U.S. citizens.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

           This Schedule 13G relates to the Company's common stock, par value $.001 per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

           The CUSIP Number for the Company's Common Stock is 307071100.


                               Page 4 of 9 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ]  Broker or dealer registered under Section 15 of the Act,

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

        (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

        (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

           Not applicable.


                               Page 5 of 9 Pages

ITEM 4.  OWNERSHIP.

        I. The following describes the ownership of Common Stock by Jason Bauer as of December 31, 1999:

        (a)     Amount beneficially owned:  4,819,494(1)

        (b)     Percent of class:  41.9%

        (c)     Number of shares as to which such person has:

                        (i)     Sole power to vote or direct the vote:
                                2,409,747

                        (ii)    Shared power to vote or to direct the vote:
                                2,409,747

                        (iii) Sole power to dispose or to direct the disposition of: 2,409,747

                        (iv) Shared power to dispose or to direct the disposition of: 2,409,747

--------
(1) Represents 2,409,747 shares of Common Stock held by Mr. Bauer, and includes beneficial ownership of an additional 2,409,747 shares of Common Stock held by Mr. Bauer pursuant to a voting agreement between Mr. Bauer and Mr. Zorich. Each of Mr. Bauer and Mr. Zorich owns 2,409,747 shares of Common Stock and each is deemed the beneficial owner of 2,409,747 shares of Common Stock held by the other.


                               Page 6 of 9 Pages

        II. The following describes the ownership of Common Stock by Peter Zorich as of December 31, 1999:

        (a)     Amount beneficially owned:  4,819,494(1)

        (b)     Percent of class:  41.9%

        (c)     Number of shares as to which such person has:

                        (i)     Sole power to vote or direct the vote:
                                2,409,747

                        (ii)    Shared power to vote or to direct the vote:
                                2,409,747

                        (iii) Sole power to dispose or to direct the disposition of: 2,409,747

                        (iv) Shared power to dispose or to direct the disposition of: 2,409,747

--------
(1) Represents 2,409,747 shares of Common Stock held by Mr. Zorich, and includes beneficial ownership of an additional 2,409,747 shares of Common Stock held by Mr. Zorich pursuant to a voting agreement between Mr. Bauer and Mr. Zorich. Each of Mr. Bauer and Mr. Zorich owns 2,409,747 shares of Common Stock and each is deemed the beneficial owner of 2,409,747 shares of Common Stock held by the other.


                               Page 7 of 9 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Mr. Bauer and Mr. Zorich have entered into a voting agreement that provides that each shall vote their respective shares for the election of each other as a director of the Company. For the election of any additional director, each of Bauer and Zorich shall vote his shares for the election of each other's designee, provided that at least two directorships shall need to be filled. The agreement also provides that they will vote for the election of Jason Bauer as President and Chief Executive Officer and Peter Zorich as Executive Vice President of the Company. The agreement expires on June 30, 2001, unless earlier terminated by written agreement signed by both parties.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.  CERTIFICATION.

           Not applicable.


                               Page 8 of 9 Pages

                                    SIGNATURE

           After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2000

                                              /s/  Jason Bauer
                                              --------------------------------
                                              Jason Bauer




           After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2000

                                               /s/ Peter Zorich
                                               ----------------------------
                                               Peter Zorich



                               Page 9 of 9 Pages